UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 23)1

CPI CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.40 PER SHARE
(Title of Class of Securities)

125-902106
(CUSIP Number)

MARK MITCHELL
RAMIUS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
(212) 845-7988

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Enterprise Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,900
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 123,900
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Navigation Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 414,917
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 414,917
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 414,917
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Multi-Strategy Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,171
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 110,171
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Value and Opportunity Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 339,354
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 339,354
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,354
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON RCG PB, Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 414,917
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 414,917
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 414,917
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 648,988
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 648,988
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 648,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON RCG Starboard Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 339,354
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 339,354
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,354
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 988,342
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 988,342
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 988,342
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Cowen Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 988,342
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 988,342
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 988,342
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON RCG Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 988,342
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 988,342
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 988,342
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON C4S & Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 988,342
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 988,342
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 988,342
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Peter A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 988,342
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 988,342
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 988,342
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Morgan B. Stark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 988,342
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 988,342
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 988,342
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Thomas W. Strauss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 988,342
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 988,342
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 988,342
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Jeffrey M. Solomon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 988,342
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 988,342
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 988,342
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

The following constitutes Amendment No. 23 (“Amendment No. 23”) to the Schedule 13D filed by the undersigned.  This Amendment No. 23 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	Ramius Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Value and Opportunity Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Ramius Navigation Master Fund Ltd, a Cayman Islands exempted company (“Navigation Master Fund”), with respect to the Shares directly and beneficially owned by it;

(iii)	Ramius Multi-Strategy Master Fund Ltd, a Cayman Islands exempted company (“Multi-Strategy Master Fund”), with respect to the Shares directly and beneficially owned by it;

(iv)	Ramius Enterprise Master Fund Ltd, a Cayman Islands exempted company (“Enterprise Master Fund”), with respect to the Shares directly and beneficially owned by it;

(v)	RCG PB, Ltd, a Cayman Islands exempted company (“RCG PB”), who is the sole shareholder of Navigation Master Fund;

(vi)	Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), who serves as the investment advisor of Multi-Strategy Master Fund, Navigation Master Fund and Enterprise Master Fund;

(vii)	RCG Starboard Advisors, LLC, a Delaware limited liability company (“RCG Starboard Advisors”), who serves as the investment manager of Value and Opportunity Master Fund;

(viii)	Ramius LLC, a Delaware limited liability company (“Ramius”), who serves as the sole member of RCG Starboard Advisors and Ramius Advisors;

(ix)	Cowen Group, Inc., a Delaware corporation (“Cowen”), who serves as the sole member of Ramius;

(x)	RCG Holdings LLC, a Delaware limited liability company (“RCG Holdings”), who is a significant shareholder of Cowen;

(xi)	C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), who serves as managing member of Ramius;

(xii)	Peter A. Cohen ("Mr. Cohen"), who serves as one of the managing members of C4S;

(xiii)	Morgan B. Stark ("Mr. Stark"), who serves as one of the managing members of C4S;

CUSIP NO. 125-902106

(xiv)	Thomas W. Strauss ("Mr. Strauss"), who serves as one of the managing members of C4S; and

(xv)	Jeffrey M. Solomon ("Mr. Solomon"), who serves as one of the managing members of C4S.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Ramius Advisors, RCG Starboard Advisors, Ramius, Cowen, RCG Holdings, C4S, and Messrs. Cohen, Stark, Strauss and Solomon is 599 Lexington Avenue, 21st Floor, New York, New York 10022.

The address of the principal office of each of Value and Opportunity Master Fund, Enterprise Master Fund, RCG PB, Navigation Master Fund and Multi-Strategy Master Fund is c/o Citco Fund Services (Cayman Islands) Limited, Regatta Office Park, Windward 1, 2nd Floor, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of Enterprise Master Fund and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.  The officers and directors of Value and Opportunity Master Fund and their principal occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2.  The officers and directors of Multi-Strategy Master Fund and their principal occupations and business addresses are set forth on Schedule D and incorporated by reference in this Item 2.  The officers and directors of RCG PB and their principal occupations and business addresses are set forth on Schedule E and incorporated by reference in this Item 2.  The officers and directors of Cowen and their principal occupations and business addresses are set forth on Schedule F and incorporated by reference in this Item 2.  The officers and directors of Navigation Master Fund and their principal occupations and business addresses are set forth on Schedule G and incorporated by reference in this Item 2.

(c)           The principal business of each of Value and Opportunity Master Fund, Enterprise Master Fund, RCG PB and Navigation Master Fund is serving as a private investment fund.  Value and Opportunity Master Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Each of Enterprise Master Fund and Navigation Master Fund have been formed for the purpose of making equity and debt investments.  The principal business of Multi-Strategy Master Fund is serving as a private investment fund.  RCG PB is the sole shareholder of Navigation Master Fund.  The principal business of RCG Starboard Advisors is acting as the investment manager of Value and Opportunity Master Fund.  The principal business of Ramius Advisors is acting as the investment advisor of Multi-Strategy Master Fund, Navigation Master Fund and Enterprise Master Fund.  Ramius is engaged in money management and investment advisory services for third parties and proprietary accounts and serves as the sole member of each of RCG Starboard Advisors and Ramius Advisors.  Cowen provides alternative investment management, investment banking, research, and sales and trading services through its business units, Ramius and Cowen and Company.  Cowen also serves as the sole member of Ramius.  RCG Holdings is a significant shareholder of Cowen.  C4S serves as managing member of Ramius.  Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S.

(d)           No Reporting Person, nor any person listed on Schedules B through G, each annexed hereto and incorporated by reference herein, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 125-902106

(e)           No Reporting Person, nor any person listed on Schedules B through G, each annexed hereto and incorporated by reference herein, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Messrs. Cohen, Stark, Strauss and Solomon are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Enterprise Master Fund, Multi-Strategy Master Fund, Navigation Master Fund and Value and Opportunity Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase cost of the 988,342 Shares beneficially owned in the aggregate by Enterprise Master Fund, Multi-Strategy Master Fund, Navigation Master Fund and Value and Opportunity Master Fund is approximately $31,512,000, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 7,008,490 Shares outstanding, as of December 21, 2009, which is the total number of Shares outstanding as reported in Amendment No. 1 to the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on January 7, 2010.

A.           Value and Opportunity Master Fund

(a)	As of the close of business on January 8, 2009, Value and Opportunity Master Fund beneficially owned 339,354 Shares.

Percentage: Approximately 4.8%

(b)	1. Sole power to vote or direct vote: 339,354
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 339,354
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund since the filing of Amendment No. 22 are set forth in Schedule A and are incorporated by reference.

B.           Navigation Master Fund

(a)	As of the close of business on January 8, 2009, Navigation Master Fund beneficially owned 414,917 Shares.

Percentage: Approximately 5.9%

CUSIP NO. 125-902106

(b)	1. Sole power to vote or direct vote: 414,917
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 414,917
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Navigation Master Fund since the filing of Amendment No. 22 are set forth in Schedule A and are incorporated by reference.

C.           RCG PB

(a)	As the sole shareholder of Navigation Master Fund, RCG PB may be deemed the beneficial owner of 414,917 Shares owned by Navigation Master Fund.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 414,917
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 414,917
4. Shared power to dispose or direct the disposition: 0

(c)
On January 1, 2010, RCG PB transferred all of the Shares held by it to Navigation Master Fund in an exempt transaction.  Additional transactions in the Shares by RCG PB since the filing of Amendment No. 22 are set forth in Schedule A and are incorporated by reference.  The transactions in the Shares since the filing of Amendment No. 22 on behalf of Navigation Master Fund are set forth in Schedule A and are incorporated by reference.

D.	Multi-Strategy Master Fund

(a)	As of the close of business on January 8, 2009, Multi-Strategy Master Fund beneficially owned 110,171 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 110,171
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 110,171
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Multi-Strategy Master Fund since the filing of Amendment No. 22 are set forth in Schedule A and are incorporated by reference.

E.	Enterprise Master Fund

(a)	As of the close of business on January 8, 2009, Enterprise Master Fund beneficially owned 123,900 Shares.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 123,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 123,900
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 125-902106

(c)	The transactions in the Shares by Enterprise Master Fund since the filing of Amendment No. 22 are set forth in Schedule A and are incorporated by reference.

F.	RCG Starboard Advisors

(a)	As the investment manager of Value and Opportunity Master Fund, RCG Starboard Advisors may be deemed the beneficial owner of 339,354 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 4.8%

(b)	1. Sole power to vote or direct vote: 339,354
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 339,354
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 22.  The transactions in the Shares since the filing of Amendment No. 22 on behalf of Value and Opportunity Master Fund are set forth in Schedule A and are incorporated by reference.

G.	Ramius Advisors

(a)
As the investment advisor of Multi-Strategy Master Fund, Navigation Master Fund and Enterprise Master Fund, Ramius Advisors may be deemed the beneficial owner of (i) 110,171 Shares owned by Multi-Strategy Master Fund, (ii) 414,917 Shares owned by Navigation Master Fund and (iii) 123,900 Shares owned by Enterprise Master Fund.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 648,988
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 648,988
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 22.  The transactions in the Shares since the filing of Amendment No. 22 on behalf of Multi-Strategy Master Fund, Navigation Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

H.	Ramius

(a)
As the sole member of RCG Starboard Advisors and Ramius Advisors, Ramius may be deemed the beneficial owner of (i) 339,354 Shares owned by Value and Opportunity Master Fund, (ii) 110,171 Shares owned by Multi-Strategy Master Fund, (iii) 414,917 Shares owned by Navigation Master Fund and (iv) 123,900 Shares owned by Enterprise Master Fund.

Percentage: Approximately 14.1%

CUSIP NO. 125-902106

(b)	1. Sole power to vote or direct vote: 988,342
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 988,342
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares since the filing of Amendment No. 22.  The transactions in the Shares since the filing of Amendment No. 22 on behalf of Value and Opportunity Master Fund, Multi-Strategy Master Fund, Navigation Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

I.           Cowen

(a)
As the sole member of Ramius, Cowen may be deemed the beneficial owner of the (i) 339,354 Shares owned by Value and Opportunity Master Fund, (ii) 110,171 Shares owned by Multi-Strategy Master Fund, (iii) 414,917 Shares owned by Navigation Master Fund and (iv) 123,900 Shares owned by Enterprise Master Fund.

Percentage: Approximately 14.1%

(b)	1. Sole power to vote or direct vote: 988,342
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 988,342
4. Shared power to dispose or direct the disposition: 0

(c)
Cowen did not enter into any transactions in the Shares since the filing of Amendment No. 22.  The transactions in the Shares since the filing of Amendment No. 22 on behalf of Value and Opportunity Master Fund, Multi-Strategy Master Fund, Navigation Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

J.           RCG Holdings

(a)
As a significant shareholder of Cowen, RCG Holdings may be deemed the beneficial owner of the (i) 339,354 Shares owned by Value and Opportunity Master Fund, (ii) 110,171 Shares owned by Multi-Strategy Master Fund, (iii) 414,917 Shares owned by Navigation Master Fund and (iv) 123,900 Shares owned by Enterprise Master Fund.

Percentage: Approximately 14.1%

(b)	1. Sole power to vote or direct vote: 988,342
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 988,342
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Holdings did not enter into any transactions in the Shares since the filing of Amendment No. 22.  The transactions in the Shares since the filing of Amendment No. 22 on behalf of Value and Opportunity Master Fund, Multi-Strategy Master Fund, Navigation Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 125-902106

K.	C4S

(a)
As the managing member of Ramius, C4S may be deemed the beneficial owner of (i) 339,354 Shares owned by Value and Opportunity Master Fund, (ii) 110,171 Shares owned by Multi-Strategy Master Fund, (iii) 414,917 Shares owned by Navigation Master Fund and (iv) 123,900 Shares owned by Enterprise Master Fund.

Percentage: Approximately 14.1%

(b)	1. Sole power to vote or direct vote: 988,342
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 988,342
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares since the filing of Amendment No. 22.  The transactions in the Shares since the filing of Amendment No. 22 on behalf of Value and Opportunity Master Fund, Multi-Strategy Master Fund, Navigation Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

L.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 339,354 Shares owned by Value and Opportunity Master Fund, (ii) 110,171 Shares owned by Multi-Strategy Master Fund, (iii) 414,917 Shares owned by Navigation Master Fund and (iv) 123,900 Shares owned by Enterprise Master Fund.  Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the Shares owned by Value and Opportunity Master Fund, Multi-Strategy Master Fund, Navigation Master Fund and Enterprise Master Fund by virtue of their shared authority to vote and dispose of such Shares.

Percentage: Approximately 14.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 988,342
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 988,342

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon entered into any transactions in the Shares since the filing of Amendment No. 22.  The transactions in the Shares since the filing of Amendment No. 22 on behalf of Value and Opportunity Master Fund, Multi-Strategy Master Fund, Navigation Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

CUSIP NO. 125-902106

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 11, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1
Joint Filing Agreement by and among Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, RCG PB, Ltd, Ramius Multi-Strategy Master Fund Ltd, Ramius Enterprise Master Fund Ltd, RCG Starboard Advisors, LLC, Ramius Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated January 11, 2010.

CUSIP NO. 125-902106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2009

RCG PB,LTD		RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:	Ramius Advisors, LLC,	By:	RGC Starboard Advisors, LLC,
	its investment advisor		its investment manager

RAMIUS MULTI-STRATEGY MASTER FUND LTD		RAMIUS ENTERPRISE MASTER FUND LTD
By:	Ramius Advisors, LLC,	By:	Ramius Advisors, LLC,
	its investment advisor		its investment advisor

RAMIUS ADVISORS, LLC		RCG STARBOARD ADVISORS, LLC
By:	Ramius LLC,	By:	Ramius LLC,
	its sole member		its sole member

RCG HOLDINGS LLC		RAMIUS LLC
By:	C4S & CO., L.L.C.	By:	Cowen Group, Inc.
	its managing member		its sole member

RAMIUS NAVIGATION MASTER FUND LTD		COWEN GROUP, INC.
By:	Ramius Advisors, LLC,
	its investment advisor	C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
Jeffrey M. Solomon, individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

The Powers of Attorney authorizing certain persons to sign and file this Schedule 13D on behalf of certain Reporting Persons were previously filed as exhibits to the Schedule 13D.

CUSIP NO. 125-902106
SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 22 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase/ Sale

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

(927)	12.1344	12/16/09
(1,107)	12.1273	12/17/09
(1,442)	12.3995	12/18/09
(2,828)	12.3004	12/21/09
(1,133)	12.2127	12/22/09
(1,854)	11.5669	12/23/09
(2,050)	11.5988	12/24/09
(1,648)	11.7777	12/28/09
(4,284)	11.8695	12/29/09
(2,678)	11.9736	12/30/09
(550)	12.2825	12/31/09
(3,468)	12.9367	1/5/10
(1,643)	12.8707	1/6/10
(1,015)	12.8767	1/7/10
(1,341)	13.0381	1/8/10

RAMIUS MULTI-STRATEGY MASTER FUND LTD

(301)	12.1344	12/16/09
(360)	12.1273	12/17/09
(468)	12.3995	12/18/09
(918)	12.3004	12/21/09
(368)	12.2127	12/22/09
(602)	11.5669	12/23/09
(666)	11.5988	12/24/09
(536)	11.7777	12/28/09
(1,391)	11.8695	12/29/09
(869)	11.9736	12/30/09
(178)	12.2825	12/31/09
(1,126)	12.9367	1/5/10
(533)	12.8707	1/6/10
(330)	12.8767	1/7/10
(435)	13.0381	1/8/10

CUSIP NO. 125-902106

RAMIUS ENTERPRISE MASTER FUND LTD

(339)	12.1344	12/16/09
(404)	12.1273	12/17/09
(527)	12.3995	12/18/09
(1,032)	12.3004	12/21/09
(413)	12.2127	12/22/09
(677)	11.5669	12/23/09
(748)	11.5988	12/24/09
(601)	11.7777	12/28/09
(1,564)	11.8695	12/29/09
(978)	11.9736	12/30/09
(201)	12.2825	12/31/09
(1,266)	12.9367	1/5/10
(600)	12.8707	1/6/10
(371)	12.8767	1/7/10
(489)	13.0381	1/8/10

RCG PB, LTD

(763)	12.1344	12/16/09
(370)	12.1344	12/16/09
(911)	12.1273	12/17/09
(442)	12.1273	12/17/09
(1,187)	12.3995	12/18/09
(576)	12.3995	12/18/09
(2,327)	12.3004	12/21/09
(1,130)	12.3004	12/21/09
(933)	12.2127	12/22/09
(453)	12.2127	12/22/09
(1,526)	11.5669	12/23/09
(741)	11.5669	12/23/09
(1,687)	11.5988	12/24/09
(819)	11.5988	12/24/09
(1,357)	11.7777	12/28/09
(658)	11.7777	12/28/09
(3,527)	11.8695	12/29/09
(1,711)	11.8695	12/29/09
(2,205)	11.9736	12/30/09
(1,070)	11.9736	12/30/09
(452)	12.2825	12/31/09
(219)	12.2825	12/31/09
(81,953)*	12.2800	1/1/10
(45,543)*	12.2800	1/1/10
(19,870)*	12.2800	1/1/10
(18,060)*	12.2800	1/1/10
(5,418)*	12.2800	1/1/10
(3,477)*	12.2800	1/1/10
(8,488)*	12.2800	1/1/10
(3,532)*	12.2800	1/1/10

* Shares were transferred to Ramius Navigation Master Fund Ltd, an affiliate of RCG PB Ltd, in an exempt transaction.

CUSIP NO. 125-902106

(6,772)*	12.2800	1/1/10
(2,890)*	12.2800	1/1/10
(13,364)*	12.2800	1/1/10
(4,515)*	12.2800	1/1/10
(11,288)*	12.2800	1/1/10
(15,803)*	12.2800	1/1/10
(11,288)*	12.2800	1/1/10
(6,140)*	12.2800	1/1/10
(20,182)*	12.2800	1/1/10
(4,650)*	12.2800	1/1/10
(2,258)*	12.2800	1/1/10
(111,675)*	12.2800	1/1/10
(12,500)*	12.2800	1/1/10
(3,180)*	12.2800	1/1/10
(3,200)*	12.2800	1/1/10
(3,600)*	12.2800	1/1/10
(4,400)*	12.2800	1/1/10

RAMIUS NAVIGATION MASTER FUND LTD

81,953**	43.4212	1/1/10
45,543**	44.1395	1/1/10
19,870**	44.9223	1/1/10
18,060**	40.1238	1/1/10
5,418**	40.2300	1/1/10
3,477**	40.5591	1/1/10
8,488**	40.1860	1/1/10
3,532**	40.2441	1/1/10
6,772**	39.7973	1/1/10
2,890**	38.9588	1/1/10
13,364**	38.5282	1/1/10
4,515**	38.8149	1/1/10
11,288**	38.9189	1/1/10
15,803**	38.9932	1/1/10
11,288**	38.9447	1/1/10
6,140**	38.6784	1/1/10
20,182**	38.9320	1/1/10
4,650**	37.5803	1/1/10
2,258**	36.8132	1/1/10
111,675**	17.1887	1/1/10
12,500**	17.6800	1/1/10
3,180**	17.9596	1/1/10
3,200**	17.9399	1/1/10
3,600**	18.0300	1/1/10
4,400**	18.1274	1/1/10

* Shares were transferred to Ramius Navigation Master Fund Ltd, an affiliate of RCG PB Ltd, in an exempt transaction.
**Shares were acquired from RCG PB Ltd, an affiliate of Ramius Navigation Master Fund Ltd, in an exempt transaction.

CUSIP NO. 125-902106

2,855	12.9367	1/5/09
1,385	12.9367	1/5/09
1,353	12.8707	1/6/09
656	12.8707	1/6/09
835	12.8767	1/7/09
405	12.8767	1/7/09
1,104	13.0381	1/8/09
536	13.0381	1/8/09

CUSIP NO. 125-902106

SCHEDULE B

Directors and Officers of Ramius Enterprise Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Morgan B. Stark Director	Chief Executive Officer and President of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Marran Ogilvie Director	Chief of Staff of Cowen Group, Inc.	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands
CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands

CUSIP NO. 125-902106

SCHEDULE C

Directors and Officers of Ramius Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Jeffrey M. Solomon Director	Chairman of the Investment Committee of Cowen Group, Inc.	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Mark R. Mitchell Director	Partner Managing Director of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands
CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands

CUSIP NO. 125-902106

SCHEDULE D

Directors and Officers of Ramius Multi-Strategy Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Morgan B. Stark Director	Chief Executive Officer and President of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Marran Ogilvie Director	Chief of Staff of Cowen Group, Inc.	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands
CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands

CUSIP NO. 125-902106

SCHEDULE E

Directors and Officers of RCG PB, Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Morgan B. Stark Director	Chief Executive Officer and President of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Marran Ogilvie Director	Chief of Staff of Cowen Group, Inc.	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands
CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands

CUSIP NO. 125-902106

SCHEDULE F

Directors and Officers of Cowen Group, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Peter A. Cohen Chairman of the Board and Chief Executive Officer	Chief Executive Officer of Cowen Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jules B. Kroll Director	President of JEMKroll Group	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

David M. Malcolm Director	President and Chief Executive Officer of Cowen and Company	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jerome S. Markowitz Director	Senior Partner at Conifer Securities LLC	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jack H. Nusbaum Director	Chairman of Willkie Farr & Gallagher LLP	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

L. Thomas Richards, M.D. Director	Physician, UCSF Medical Center	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Edoardo Spezzotti Director	Senior Executive Vice President of Unicredit Group	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	Italy

John E. Toffolon, Jr. Lead Director	Director, Westway Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Charles W.B. Wardell, III Director	Senior Client Partner at Korn/Ferry	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

CUSIP NO. 125-902106

Christopher A. White Chief Financial Officer	Chief Financial Officer of Cowen Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Joseph R. Wright Director	Chief Executive Officer and Director of Scientific Games Corporation	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

CUSIP NO. 125-902106

SCHEDULE G

Directors and Officers of Ramius Navigation Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Jeffrey C. Smith Director	Partner Managing Director of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Marran Ogilvie Director	Chief of Staff of Cowen Group, Inc.	599 Lexington Avenue 20th Floor New York, New York 10022	United States